Disclaimer Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement. Cash Dividend Announcement for Equity Issuer Issuer name PetroChina Company Limited Stock code 00857 Multi-counter stock code and currency Not applicable Other related stock code(s) and name(s) Not applicable Title of announcement INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2023 Announcement date 30 August 2023 Status New announcement Information relating to the dividend Dividend type Interim (Semi-annual) Dividend nature Ordinary For the financial year end Not applicable Reporting period end for the dividend declared 30 June 2023 Dividend declared RMB 0.21 per share Date of shareholders' approval Not applicable Information relating to Hong Kong share register the dividend will be paid HKD 0.22907 per share Exchange rate RMB 1 : HKD 1.090822 Ex-dividend date 12 September 2023 Latest time to lodge transfer 13 September 2023 16:30 documents for registration with share registrar for determining entitlement to the dividend Book close period From 14 September 2023 to 19 September 2023 Record date 19 September 2023 Payment date 30 October 2023 Hong Kong Registrars Limited Share registrar and its address Shops 1712-1716 Hopewell Centre 183 Queen's Road East Wanchai Hong Kong

Information relating to withholding tax Details of withholding tax (including type of shareholders and applicable tax rates) applied to the dividends declared of H shares are set out in the table below. In addition, for individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For further details, please refer to the section headed "Interim Dividend for 2023 and Closure of Register of Members" in the interim results announcement of the Company dated 30 August 2023. The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax. Details of withholding tax applied to the dividend declared Other relevant Type of shareholders Tax rate information (if any) Enterprise - non-resident 10% The Company is required to i.e. registered address withhold corporate income tax at outside PRC the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of nonindividual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by nonresident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Individual - non-resident 10% The Company would withhold and i.e. registered address pay the individual income tax at outside PRC the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. Individual - non-resident 20% For individual H shareholders i.e. registered address who are residents of those outside PRC countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

	Mainland investors (excluding enterprises) from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect	20%	For dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. For dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the ShanghaiHong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors.

Information relating to listed warrants / convertible securities issued by the issuer	
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information	
Other information	Not applicable
Directors of the issuer	

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.